Exhibit 8.1

			% equity interest
Name	Country of Incorporation	Type of Control	2021
Nuova Ompi S.r.l.	Italy	Direct	100%
Spami S.r.l.	Italy	Direct	100%
Stevanato Group International a.s.	Slovakia	Direct	100%
Medical Glass a.s.	Slovakia	Indirect	99.7%
Stevanato Group N.A. S. de RL de CV	Mexico	Indirect	100%
Ompi N.A. S. de RL de CV	Mexico	Direct Indirect	30.76% 69.24%
Ompi of America, Inc.	USA	Indirect	100%
Ompi do Brasil Industria e Comercio de Embalagens Farmaceutica Ltda	Brazil	Direct Indirect	79% 21%
Ompi Pharma.Packing Techn. Co. Ltd	China	Indirect	100%
Innoscan A/S	Denmark	Indirect	100%
SVM Automatik A/S	Denmark	Indirect	100%
Medirio SA	Switzerland	Indirect	100%
Balda Medical Gmbh	Germany	Direct	100%
Balda C. Brewer, Inc.	USA	Indirect	100%
Balda Precision, Inc.	USA	Indirect	100%
Ompi of Japan Co., Ltd.	Japan	Direct	51%